SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-6B-2


                           CERTIFICATE OF NOTIFICATION


           Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.


       Certificate is filed by Indiana Michigan Power Company.


           This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.    Type of security or securities.

           Unsecured Medium Term Notes, Series A

2. Issue, renewal or guaranty.

           Issuance

3. Principal amount of each security.

           $50,000,000

4. Rate of interest per annum of each security:

           6.45%

5. Date of issue, renewal or guaranty of each security.

           November 9, 1998

6. If renewal of security, give date of original issue.

           Not applicable

7. Date of maturity of each security.

           November 10, 2008

8.    Name of persons to whom each security was issued, renewed or guaranteed.

           CEDE & Co., a nominee of The Depository Trust Company

9. Collateral given with each security.

           None

10. Consideration received for each security.

           Consideration received in amount of $49,687,500.

11. Application of proceeds of each security.

           The net  proceeds  from the sale of the  securities  were used to pay certain of the Company's maturing securities, to fund its construction program or to repay short-term debt and for working capital.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

           (a)  the provisions contained in the first sentence of Section 6(b).

           (b)  the provisions contained in the fourth sentence of Section 6(b).

           (c)  the  provisions   contained  in  any  rule  of  the
                Commission other than Rule U-48.  X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

           Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

           Rule 52 relating to issuance of indebtedness by public utility subsidiaries of registered holding companies.


                          INDIANA MICHIGAN POWER COMPANY


                               /s/ Thomas G. Berkemeyer
                               Thomas G. Berkemeyer
                               Assistant Secretary


Dated:     November 11, 1998